Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2023 and for the three and nine-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2023 and for the three and nine-month periods then ended

Content

i

Report on review of interim condensed consolidated unaudited financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated unaudited statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the “Group”) as of September 30, 2023, and the related interim condensed consolidated unaudited statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three and nine-month periods then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated unaudited financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated unaudited financial statements based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated unaudited financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru

October 25, 2023

Countersigned by:

Manuel Arribas Zevallos
C.P.C. Register No. 45987

1

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of financial position

As of September 30, 2023 (unaudited) and December 31, 2022 (audited)

	Note	As of September 30, 2023	As of December, 2022
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	3	177,124	81,773
Term deposits with maturity greater than ninety days	3	8,500	-
Derivative financial instruments	15	-	86,893
Trade and other receivables	4	96,078	101,491
Income tax prepayments		4,369	8,268
Inventories	5	817,685	884,969
Prepayments		21,595	25,059
Total current asset		1,125,351	1,188,453
Non-current assets
Trade and other receivables	4	43,928	43,543
Financial instruments designated at fair value through other comprehensive income	15	274	274
Property, plant and equipment	6	2,151,371	2,007,838
Intangible assets		60,882	56,861
Goodwill		4,459	4,459
Deferred income tax assets		11,220	9,005
Right of use asset	7	6,470	3,639
Other assets		78	89
Total non-current assets		2,278,682	2,125,708
Total assets		3,404,033	3,314,161
Liability and equity
Current liabilities
Trade and other payables	8	277,535	284,554
Financial obligations	9 and 15	345,146	618,907
Lease liabilities	7	3,184	2,005
Income tax payable		9,159	16,340
Provisions	10	56,120	31,333
Total current liabilities		691,144	953,139
Non-current liabilities
Financial obligations	9 and 15	1,228,637	974,264
Lease liabilities	7	3,804	2,350
Non-current provisions	10	20,675	47,638
Deferred income tax liabilities		130,082	141,635
Total non-current liabilities		1,383,198	1,165,887
Total liability		2,074,342	2,119,026
Equity
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares held in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive loss		(16,272)	(17,787)
Retained earnings		401,659	268,618
Total equity		1,329,691	1,195,135
Total liability and equity		3,404,033	3,314,161

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

2

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of profit or loss

For the three and nine-month periods ended September 30, 2023 and September 30, 2022 (unaudited)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2023	2022	2023	2022
		S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	12	516,664	553,556	1,438,698	1,581,851
Cost of sales		(342,025)	(387,695)	(950,886)	(1,092,943)
Gross profit		174,639	165,861	487,812	488,908

Operating expense
Administrative expenses		(55,099)	(58,149)	(171,155)	(166,399)
Selling and distribution expenses		(17,689)	(17,242)	(50,897)	(51,237)
Other operating expense, net		(10,290)	(688)	(8,814)	(2,023)
Total operating expenses, net		(83,078)	(76,079)	(230,866)	(219,659)
Operating profit		91,561	89,782	256,946	269,249

Other income (expenses)
Finance income		2,063	855	4,254	2,425
Finance costs		(26,907)	(24,999)	(76,784)	(71,607)
Net profit (loss) for valuation of trading derivative financial instruments	15(a)	-	62	19	(2)
Gain (loss) from exchange difference, net		376	(1,832)	5,717	(1,481)
Total other expenses, net		(24,468)	(25,914)	(66,794)	(70,665)
Profit before income tax		67,093	63,868	190,152	198,584

Income tax expense	11	(20,978)	(19,667)	(57,111)	(60,679)

Profit for the period		46,115	44,201	133,041	137,905

Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	14	0.11	0.10	0.31	0.32

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

3

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of other comprehensive income

For the three and nine-month periods ended September 30, 2023 and September 30, 2022 (unaudited)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2023	2022	2023	2022
		S/(000)	S/(000)	S/(000)	S/(000)

Profit for the period		46,115	44,201	133,041	137,905

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Net gain on cash flow hedges	15(a)	-	1,256	2,154	1,647
Deferred income tax	11	-	(370)	(634)	(486)
Other comprehensive income for the period, net of income tax		-	886	1,520	1,161

Total comprehensive income for the period, net of income tax		46,115	45,087	134,561	139,066

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

4

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of changes in equity

For the nine-month period ended September 30, 2023 and September 30, 2022 (unaudited)

	Capital stock	Investment shares	Investments shares held in treasury	Additional paid-in capital	Legal reserve	Unrealized loss on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2022	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(4,225)	271,595	1,195,805
Profit for the period	-	-	-	-	-	-	-	137,905	137,905
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-	1,161	-	1,161

Total comprehensive income	-	-	-	-	-	-	1,161	137,905	139,066

Balance as of September 30, 2022	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(3,064)	409,500	1,334,871

Balance as of January 1, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135
Profit for the period	-	-	-	-	-	-	-	133,041	133,041
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-	1,520	-	1,520
Others	-	-	-	-	-	(5)	-	-	(5)
Total comprehensive income	-	-	-	-	-	(5)	1,520	133,041	134,556

Balance as of September 30, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,272)	-	401,659	1,329,691

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

5

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of cash flows

For the three and nine-month period ended September 30, 2023 and September 30, 2022

		For the three-month period ended September 30		For the nine-month period ended September 30
	Note	2023	2022	2023	2022
		S/(000)	S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		67,093	63,868	190,152	198,584
Non-cash adjustments to reconcile profit before income tax to net cash flows :
Depreciation and amortization		37,377	34,959	105,283	103,621
Finance costs		26,907	24,999	76,784	71,607
Long-term incentive plan	13	1,854	2,235	5,775	6,039
Estimate expected credit loss	4	231	-	1,746	1,893
Net (gain) loss on the settlement of trading derivative financial instruments	15(a)	-	(62)	(19)	2
Unrealized exchange difference related to monetary transactions		(725)	(3,927)	(545)	295
Net gain on disposal of property, plant and equipment	6	(308)	(53)	(695)	(460)
Finance income		(2,063)	(855)	(4,254)	(2,425)
Other operating, net		1,100	2,428	2,940	3,345

Working capital adjustments
(Increase) decrease in trade and other receivables		(5,401)	(20,603)	1,866	(11,674)
Decrease (increase) in prepayments		4,783	(8,194)	(580)	(22,933)
Decrease (increase) in inventories		111,814	(92,610)	65,669	(209,102)
Increase in trade and other payables		59,916	45,770	4,322	60,406
		302,578	47,955	448,444	199,198

Interests received		2,133	1,900	4,194	3,188
Interests paid		(31,642)	(35,447)	(77,768)	(72,761)
Income tax paid		(25,212)	(16,987)	(78,938)	(68,087)
Net cash flows provided (used in) by operating activities		247,857	(2,579)	295,932	61,538

6

Interim condensed consolidated unaudited statements of cash flows (continued)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2023	2022	2023	2022
		S/(000)	S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(94,885)	(56,239)	(243,598)	(95,155)
Purchase of intangible assets		(3,577)	(4,438)	(10,940)	(9,590)
Loans to third parties		(702)	-	(1,202)	(141)
Opening of term deposits with original maturity greater than 90 days		(8,500)	-	(18,500)	-
Collection of loan to third parties		-	-	150	149
Proceeds from sale of property, plant and equipment		536	398	1,221	1,519
Redemption of term deposits with original maturity greater than 90 days		10,000	-	10,000	-
Net cash flows used in investing activities		(97,128)	(60,279)	(262,869)	(103,218)
Financing activities
Loan paid	9	(39,091)	(69,984)	(546,429)	(228,984)
Bank overdraft paid		-	-	(85,333)	-
Payment of hedge finance cost		-	(7,708)	(7,708)	(15,390)
Payment of lease liabilities	7	(935)	(628)	(2,322)	(1,821)
Dividends paid		(127)	(135)	(583)	(774)
Loan received	9	-	70,000	525,000	229,000
Income from settlement of derivative financial instrument		-	-	93,323	-
Bank overdraft		-	-	85,333	-
Dividends returned		163	2	462	172
Net cash flows provided by (used in) financing activities		(39,990)	(8,453)	61,743	(17,797)
Net increase (decrease) in cash and cash equivalents		110,739	(71,311)	94,806	(59,477)
Net foreign exchange difference		725	4,971	545	(2,275)
Cash and cash equivalents at the beginning of the period		65,660	277,990	81,773	273,402
Cash and cash equivalents at the end of the period	3	177,124	211,650	177,124	211,650
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		(725)	(3,927)	(545)	295
Outstanding accounts payable related to acquisition of property, plant and equipment as of September 30	6	1,104	1,995	12,140	8,022
Recognition of right-of-use assets and lease liabilities during the period	7	4,829	-	4,829	305

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

7

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated unaudited financial statements

As of September 30, 2023 and 2022, and December 31, 2022

1.	Economic activity

(a)	Economic activity -

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, in accordance with the Law of Peruvian Companies, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of September 30, 2023, December 31, 2022 and September 30, 2022.

The address registered by the Company is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The main activity of the Company is the production and commercialization of cement, precast, concrete and quicklime in the northern region of Peru.

The interim condensed consolidated unaudited financial statements of the Company and its subsidiaries (hereinafter the “Group”) as of September 30, 2023 and for the nine-month period then ended, were approved for issuance by the Company’s Management on October 25, 2023. The consolidated audited financial statements as of December 31, 2022 have been approved by the General Meeting of Shareholders, on March 24, 2023.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated unaudited financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivatives financial instruments that have been measured at fair value. The interim condensed consolidated unaudited financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Management consider that there are no material uncertainties that may cast doubt significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated unaudited financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2022.

8

Notes to interim condensed consolidated unaudited financial statements (continued)

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated unaudited financial statements are consistent with the policies considered in the preparation of the consolidated financial statements of the Group at December 31, 2022, except for the adoption of new standards effective as of 1 January 2022. The standards and interpretations relevant to the Group, that are effective since January 1, 2023 are disclosed below.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments had no impact on the Group’s interim condensed consolidated unaudited financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments had no impact on the Group’s interim condensed consolidated unaudited financial statements but are expected to affect the accounting policy disclosures in the Group’s annual consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities. The amendments had no impact on the Group’s interim condensed consolidated financial statements.

2.2	Basis of consolidation -

The interim condensed consolidated unaudited financial statements comprise the financial statements of the Company and its subsidiaries as of September 30, 2023 and 2022, and for the three and nine-month period ended September 30, 2023 and 2022 (unaudited).

For the three and nine-month period ended September 30,2023 and 2022, there was no changes in the participation of the common shares that the Company’s had in its subsidiaries; the main activities and information about subsidiaries are revealed on the consolidated financial statements as of December 31, 2022.

9

Notes to interim condensed consolidated unaudited financial statements (continued)

2.3	Seasonality of operations -

Seasonality is not relevant to the Group’s activities.

3.	Cash and cash equivalents

(a)	This caption consists of the following:

	As of September 30, 2023	As of December 31, 2022
	S/(000)	S/(000)

Cash on hand	153	161
Cash at banks (b)	71,236	39,112
Term deposits with original maturities of ninety days or less (c)	105,735	42,500

Cash balances included in statements of cash flows	177,124	81,773

Term deposit with original maturity greater than ninety days (c)	8,500	-
	185,624	81,773

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)	As of September 30, 2023, the short-term deposits held in domestic banks and are comprised of S/105,735,000, with annual interest of term deposits and original maturity of less than three months.

As of September 30, 2023, long-term deposits with original maturities greater than ninety days comprehend S/8,500,000 with an annual interest rate of 8.05 percent, and original maturity of 96 days.

4.	Trade and other receivables

As of September 30, 2023 and December 31, 2022 this caption mainly includes trade receivables, value-added tax credit (VAT), interest receivables and accounts receivables from related parties. At those dates, approximately 60% and 63% of trade receivables were guaranteed by bank guarantees and mortgages amounting to S/53,911,000 and S/ 49,162,000, respectively.

On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

10

Notes to interim condensed consolidated unaudited financial statements (continued)

The Company has made, under protest, partial payments of the debts arbitrarily placed in collection. These payments as of September 30, 2023 and December 31, 2022 amount to approximately S/29,559,000, and are presented in the caption “Trade and other receivables” as non-current assets. To date, the Company has already initiated the corresponding legal actions to recover said payments and in the opinion of Management and its external legal advisors, it has a high probability of obtaining a favorable result.

For the nine-month period ended September 30, 2023 and 2022, the Group recorded S/1,746,000 and S/1,893,000, respectively, related to the provision for expected credit losses for trade receivables, which are presented in the caption “Selling and distribution expenses” of the interim condensed consolidated unaudited statement profit or loss and; corresponds to the best estimate of Management considering the current situation. The Group’s Management will continue evaluating the conditions of its client portfolio and, if deemed necessary, the corresponding provisions will be made.

The movement of the allowance for expected credit losses on trade and others receivable for the nine-month period ended as of September 30, 2023 and 2022 is as follows:

	2023	2022
	S/(000)	S/(000)

Opening balance	16,467	14,573
Additions	1,746	1,893
Recoveries and others	(69)	(62)
Ending balance	18,144	16,404

5.	Inventories

As of September 30, 2023 and December 31, 2022 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

6.	Property, plant and equipment, net

During the three-and nine-month periods ended September 30, 2023 the Group’s additions amounted approximately to S/95,989,000 and S/241,178,000, respectively (S/58,234,000 and S/95,562,000 during the three- and nine-month periods ended September 30, 2022, respectively), mainly as a result of the optimization of the Clinker lines of the Pacasmayo Plant - Kiln 4 and which began operations in the third quarter of 2023.

Assets with a net book value of S/423,000 were sold during the nine-month period ended September 30, 2023 (S/690,000 for the nine-month period ended September 30, 2022), resulting in a net gain on disposal of S/695,000 (S/460,000 for the nine-month period ended September 30, 2022).

As of September 30, 2023 the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/12,140,000 (S/14,560,000 as of December 31, 2022).

11

Notes to interim condensed consolidated unaudited financial statements (continued)

7.	Leases

The Group has lease contracts with third parties, mainly 4 to 5-year lease contracts of front loaders and trucks.

The annual incremental interest rate used for the initial recognition of the right-of-use asset and the lease liability ranges between 5.2 and 6.2 percent.

The Group also leases certain minor equipment for less than 12 months, the Group has decided to apply the recognition exemption for short term leases (less than 12 months) and for leases of low value assets. The expense for this type of lease amounted to S/1,653,000 for the nine-month period ended September 30, 2023 (S/1,011,000 as of September 30, 2022) and was recognized in the “Administrative expenses” caption of the interim condensed consolidated unaudited statement of profit or loss.

The movement of the right of use assets recognized by the Group is shown below:

	Transportation units	Machinery and equipment	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balance as of January 1, 2022	7,721	-	35	7,756
Additions	305	-	-	305
Balance as of September 30,2022	8,026	-	35	8,061

Balance as of January 1, 2023	8,029	-	307	8,336
Additions	136	4,693	-	4,829
Sales and/or retirement	(344)	-	-	(344)
Balance as of September 30, 2023	7,821	4,693	307	12,821

Accumulated depreciation -
Balance as of January 1, 2022	3,053	-	35	3,088
Additions	1,211	-	-	1,211
Balance as of September 30, 2022	4,264	-	35	4,299

Balance as of January 1, 2023	4,672	-	25	4,697
Additions	959	845	79	1,883
Sales and/or retirement	(229)	-	-	(229)
Balance as of September 30, 2023	5,402	845	104	6,351

Net book value
As of December 31, 2022	3,357	-	282	3,639

As of September 30, 2023	2,419	3,848	203	6,470

12

Notes to interim condensed consolidated unaudited financial statements (continued)

The movement of the lease liabilities recognized by the Group is shown below:

	2023	2022
	S/(000)	S/(000)

Balance as of January 1	4,355	5,829
Additions	4,829	305
Disposals	(166)	-
Financial interest expense	318	226
Lease payments	(2,322)	(1,821)
Other	(26)	54
Balance as of September 30	6,988	4,593

Maturity
Current portion	3,184	1,923
Non-current portion	3,804	2,670
Balance as of September 30	6,988	4,593
Net book value
As of December 31, 2022		4,355
As of September 30, 2023		6,988

The future cash disbursements in relation to lease liabilities have been disclosed in note 9.

8.	Trade and other payables

As of September 30, 2023 and December 31, 2022, this caption includes trade payables, value-added tax debt (VAT), account payables to related parties, interest payable, dividends payable among other minor payables.

As of September 30, 2023 dividends payable amounted to S/9,643,000 (S/9,764,000 as of December 31, 2022).

9.	Financial Obligations

(a)	Corporate bonds

On January 31, 2019, corporate bonds were issued in soles for S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; 15-year bonds for S/310,000,000 at a rate of 6.844 percent per year. As of December 31, 2022 the corporate bonds issued in US Dollars amounts to US$131,612,000 with an annual rate of 4.5 percent and these have been paid with the corporate loan indicated in section (d) in February 2023.

For the nine-month period ended September 30, 2023 and 2022, the corporate bonds generated interests that have been recognized in the interim condensed consolidated unaudited financial statement of profit or loss for S/29,039,000 and S/45,704,000, respectively.

13

Notes to interim condensed consolidated unaudited financial statements (continued)

(b)	Short-term promissory notes

As of September 30, 2023 and December 31, 2022, the Company maintains two loans of S/38,000,000 each with maturity in December 2023 and at an effective annual interest rate of 8.93 percent. In addition, the Company acquired two promissory notes in January 2023 for S/38,000,000 each, with maturity in January 2024 and an effective annual interest rate of 9.78 percent and 9.44 percent, respectively. In march 2023, the Company acquired two promissory notes of S/19,000,000 each, with maturity in March 2024 and an effective annual interest rate of 8.83 percent.

(c)	Financial covenants –

The contracts for corporate bonds issued in soles have the following covenants to limit incurring indebtedness for the Company and its guarantor subsidiaries, which are measured prior to the following transactions: issuance of debt or equity instruments, merger with another company or disposal or rental of significant assets. The covenants are the following:

-	The debt service coverage ratio (includes amortization plus interest) must be at least 2.5 to 1.
-	The financial debt to Ebitda ratio may not be greater than 3.5 to 1.

(d)	Medium-term Corporate Loan under “Club deal” modality -

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/ 860,000,000 that allowed the payment of all the financial obligations that the Company maintained with maturity until February 2023. The loan conditions include a grace/availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which was in February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

As of September 30, 2023, the Company paid S/39,091,000 for the first installment of the loan.

As part of the loan conditions, the Company would assume the following obligations:

I.	Comply with the following financial safeguards:

(a).	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

(b).	Debt Service Coverage Ratio (FCSD / SD) > = 1.15x

(c).	Debt Service Coverage Ratio (EBITDA / SD) >= 1.50x

These financial safeguards will be calculated and verified at the end of each calendar quarter, considering the information of consolidated financial statements of the Company for the last 12 months, prepared in accordance with International Financial Reporting Standards - IFRS.

14

Notes to interim condensed consolidated unaudited financial statements (continued)

As of September 30, 2023, the Company complies with the ratios contained in the conditions of the Club Deal and corporate bonds and has certain do’s and don’ts obligations that it has been complying with to date.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of September 30, 2023
Financial obligations	115,092	231,272	625,452	609,093	1,580,909
Interests	13,405	74,613	240,042	78,485	406,545
Trade and other payables	153,581	107,298	-	-	260,879
Lease liabilities	865	2,319	3,804	-	6,988

As of December 31, 2022
Financial obligations	414,290	116,818	326,544	651,638	1,509,290
Interest	36,222	45,282	213,427	119,201	414,132
Trade and other payables	231,698	41,510	-	-	273,208
Hedge finance cost payable	7,473	-	-	-	7,473
Lease liabilities	502	1,503	2,350	-	4,355

10.	Provisions

As of September 30, 2023 and December 31, 2022, this caption includes workers’ profit sharing, provision for contingencies, long-term incentive plan and rehabilitation provision.

11.	Income tax

The Group calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated unaudited statement of profit or loss and interim condensed consolidated unaudited statement of other comprehensive income are:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)

Current income tax	(22,878)	(21,974)	(71,513)	(66,557)
Deferred income tax	1,900	2,307	14,402	5,878
Income tax expense	(20,978)	(19,667)	(57,111)	(60,679)

Deferred Income tax recognized in other comprehensive income	-	(370)	(634)	(486)
Total income tax	(20,978)	(20,037)	(57,745)	(61,165)

15

Notes to interim condensed consolidated unaudited financial statements (continued)

The movement of the Group’s deferred income tax assets and liabilities is shown below:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)

Increase (decrease) of deferred income tax asset	347	(154)	2,215	564
Increase of deferred income tax liability	1,553	2,091	11,553	4,828

Total variation of deferred income tax	1,900	1,937	13,768	5,392

Deferred income tax benefit recognized in interim condensed consolidated unaudited statements of profit or loss	1,900	2,307	14,402	5,878
Deferred income tax recognized in other comprehensive income	-	(370)	(634)	(486)

Total variation of deferred income tax	1,900	1,937	13,768	5,392

Following is the composition of deferred tax related to items recognized in interim condensed consolidated unaudited statements of other comprehensive income:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)

Loss unrealized on derivative financial instruments	-	(370)	(634)	(486)

Total deferred income tax recognized in OCI	-	(370)	(634)	(486)

16

Notes to interim condensed consolidated unaudited financial statements (continued)

12.	Sales of goods

This caption is made up as follows:

	Cement, concrete, mortar and precast	Quicklime	Construction Supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
For the three-month period ended September 30, 2023
Revenue from external customers	497,008	3,279	16,377	-	516,664
Revenue from external customers	497,008	3,279	16,377	-	516,664

For the nine-month period ended September 30, 2023
Revenue from external customers	1,364,763	19,576	54,326	33	1,438,698
Revenue from external customers	1,364,763	19,576	54,326	33	1,438,698

For the three-month period ended September 30, 2022
Revenue from external customers	516,178	9,681	27,683	14	553,556
Revenue from external customers	516,178	9,681	27,683	14	553,556
For the nine-month period ended September 30, 2022
Revenue from external customers	1,463,214	31,493	87,126	18	1,581,851
Revenue from external customers	1,463,214	31,493	87,126	18	1,581,851

13.	Related party transactions

During the three and nine-months periods ended September 30, 2023 and 2022, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)

Income
Parent
Inversiones ASPI S.A.
Fees for management and administrative services	22	25	66	75
Fees from office lease	4	4	12	12

Other related parties
Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	284	300	860	878
Fees from leasing of parking	64	68	194	199

Fosfatos del Pacífico S.A. (Fospac)
Fees for management and administrative services	36	12	107	34
Fees from office lease	4	4	12	12

Fossal S.A.A. (Fossal)
Fees for management and administrative services	11	13	33	39
Fees from office lease	4	4	12	12

Asociación Sumac Tarpuy
Fees from office lease	4	4	12	12

Expenses
Other related parties
Security services provided by Compañía Minera Ares S.A.C.	660	660	1,980	1,980

17

Notes to interim condensed consolidated unaudited financial statements (continued)

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of September 30, 2023 and December 31, 2022:

	September 30, 2022		December 31, 2022
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)
Parent
Inversiones ASPI S.A.	63	-	-	5
	63	-	-	5

Other related parties
Fosfatos del Pacífico S.A.	1,365	122	1,123	461
Compañía Minera Ares S.A.C.	372	700	564	2,220
Fossal S.A.A.	37	-	75	-
Other	103	-	96	-

	1,877	822	1,858	2,681
	1,940	822	1,858	2,686

Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party. As of September 30, 2023 and December 31, 2022, the Group has not recorded any allowance for expected credit losses on receivables from related parties.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short-term compensation expense amounted to S/8,377,000 and S/20,486,000 during the three and nine-month periods ended September 30, 2023, respectively (S/7,353,000 and S/18,291,000, during the three and nine-month periods ended September 30, 2022), and the total long-term compensations expense amounted to S/1,854,000 and S/5,775,000 during the three and nine-month periods ended September 30, 2023, respectively (S/2,235,000 and S/6,039,000 during the three and nine-month period ended September 30, 2022, respectively). The Group does not compensate Management with post-employment or contract termination benefits or share-based payments.

14.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the nine-month period ended September 30, 2023 and 2022 by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of September 30, 2023 and 2022.

18

Notes to interim condensed consolidated unaudited financial statements (continued)

Calculation of the weighted average number of shares and the basic earnings per share is presented below:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2023	2022	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)

Numerator
Net profit attributable to ordinary equity holders of the Parent	46,115	44,201	133,041	137,905
Denominator
Weighted average number of common and investment shares (thousands)	428,107	428,107	428,107	428,107
Basic profit for common and investment shares	0.11	0.10	0.31	0.32

There have been no other transactions involving common and investment shares between the reporting date and the date of completion of these interim condensed consolidated unaudited financial statements.

15.	Financial assets and liabilities

(a)	Financial asset –

Derivatives assets of hedging –

Foreign currency risk –

As of December 31, 2022, the Group maintains cross currency swap contracts for a nominal amount of US$132,000,000, with maturity in February 2023 and a rate of 2.97%. Of this total, US$131,612,000 have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and in the interim condensed consolidated unaudited statement of other comprehensive income is included an unrealized gain of S/2,154,000 and S/1,647,000 for the nine-month period ended September 30, 2023 and September 30, 2022, respectively.

As of September 30, 2023 the Group settled the Cross currency swap contracts on their maturity date in relation with the payment of international bonds in dollars mentioned in note 9(a).

Derivative assets from trading -

As of September 30, 2022, cross currency swaps that do not have an underlying relationship amounts to US$388,000, have been designated as trading. The effect on profit or loss from its measurement at fair value was a loss of S/2,000 for the nine-month period ended September 30,2022.

19

Notes to interim condensed consolidated unaudited financial statements (continued)

In February 2023, cross currency swaps from trading have been settled and obtained a gain of S/19,000 which was recognized in the interim condensed consolidated unaudited statement of profit or loss for the nine-month period ended September 30, 2023 presented in “Net profit (loss) for valuation of trading derivative financial instruments” caption.

(b)	Fair values and fair value accounting hierarchy –

Set out below is a comparison of the carrying amounts and fair values of financial instruments of the Group, as well as the fair value accounting hierarchy:

	Carrying amount		Fair value		Fair value hierarchy
	2023	2022	2023	2022	2023/2022
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	177,124	81,773	177,124	81,773	Level 1
Term deposit with original maturity greater than ninety days	8,500	-	8,500	-	Level 1
Trade and other receivables	140,006	145,034	140,006	145,034	Level 2
Derivative financial assets -“cross currency swaps”	-	86,893	-	86,893	Level 2
Financial instruments at fair value through other comprehensive income	274	274	274	274	Level 3
Total financial assets	325,904	313,974	325,904	313,974

Financial liabilities
Trade and other payables	277,535	284,554	277,535	284,554	Level 2
Senior notes	569,165	1,071,781	525,110	996,156	Level 1
Fixed rate notes	1,004,618	521,390	914,267	459,117	Level 2

Total financial liabilities	1,851,318	1,877,725	1,716,912	1,739,827

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

20

Notes to interim condensed consolidated unaudited financial statements (continued)

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of September 30, 2023 and December 31, 2022, there were no transfers between the fair value hierarchies.

Management assessed that cash and cash equivalents, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of the promissory note is calculated using the results of cash flow discounted at the indebtedness market rates effective as of the date of estimation.

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the percentage of shareholding of the Company on the equity of Fossal S.A.

16.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of September 30, 2022, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C., a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided a rent for the nine-month period ended September 30, 2023 and 2022 for S/860,000 and S/878,000, respectively.

21

Notes to interim condensed consolidated unaudited financial statements (continued)

Consortium contract –

On December 19, 2022, Distribuidora Norte Pacasmayo S.R.L., subsidiary of the Group, has subscribed a collaboration contract with a third party, with the purpose to participate together in the project “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”. The mentioned contract is valid for a maximum of 2 years and 11 months.

On this matter, the Company has communicated to the tax authority the subscription of the collaboration contract which will take independent accounting and Distribuidora Norte Pacasmayo S.R.L. will be the contracting party that will act as operator of the contract.

Capital commitments

As of September 30, 2023, the Group had no significant capital commitments.

Environmental matters

The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2022.

Tax situation

The Company is subject to Peruvian tax law. As of September 30, 2023 and 2022, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of September 30, 2023 and December 31, 2022.

During the four years following the year tax returns are filed, the tax authority has the power to review and, as applicable, correct the income tax computed by each individual company.

The income tax and value-added tax returns for the following years are open for review by the tax authority

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax
Cementos Pacasmayo S.A.A.	2019-2022	Dec.2018-2023
Cementos Selva S.A.	2018-2022	Dec.2018-2023
Distribuidora Norte Pacasmayo S.R.L.	2018-2022	Dec.2018-2023
Empresa de Transmisión Guadalupe S.A.C.	2018-2022	Dec.2018-2023
Salmueras Sudamericanas S.A.	2018-2022	Dec.2018-2023
Soluciones Takay S.A.C.	2019-2022	May to Dec.2019-2023

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of September 30, 2023 and the consolidated financial statements as of December 31, 2022.

Legal claim contingency

As of September 30, 2023, the Group has received claims from third parties in relation with its operations which in aggregate represent S/929,000 that corresponded to labor claims from former employees.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated unaudited financial statements.

Mining royalty

The Group signed agreements with third parties and with Peruvian Government related to the use of concessions for extraction activities on process of cement production. The information of the payment of royalties are reveled on the consolidated audited financial statements of the Group as of December 31, 2022.

22

Notes to interim condensed consolidated unaudited financial statements (continued)

17.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete, mortar and precast in the northern region of Peru.

-	Sale of construction supplies in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	For the three-month period ended September 30, 2023					For the three-month period ended September 30, 2022
	Cement, concrete, mortar and precast	Construction supplies	Quicklime	Other	Total consolidated	Cement, concrete, mortar and precast	Construction supplies	Quicklime	Other	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	497,008	16,377	3,279	-	516,664	516,178	27,683	9,681	14	553,556
Gross profit (loss)	174,570	281	(214)	2	174,639	164,109	806	1,162	(216)	165,861
Administrative expenses	(54,030)	(663)	(300)	(106)	(55,099)	(57,021)	(700)	(316)	(112)	(58,149)
Selling and distribution expenses	(17,346)	(213)	(96)	(34)	(17,689)	(16,908)	(208)	(94)	(32)	(17,242)
Other operating income (expense), net	(10,285)	(5)	-	-	(10,290)	(690)	4	-	(2)	(688)
Finance income	2,039	3	-	21	2,063	844	3	-	8	855
Finance cost	(26,906)	-	-	(1)	(26,907)	(24,999)	-	-	-	(24,999)
Net profit gain on derivative financial instruments	-	-	-	-	-	62	-	-	-	62
Gain (loss) from exchange difference, net	390	1	(17)	2	376	(1,827)	(2)	(4)	1	(1,832)
Profit (loss) before income tax	68,432	(596)	(627)	(116)	67,093	63,570	(97)	748	(353)	63,868
Income tax expense	(21,389)	191	181	39	(20,978)	(19,578)	29	(227)	109	(19,667)
Profit (loss) for the year	47,043	(405)	(446)	(77)	46,115	43,992	(68)	521	(244)	44,201

23

Notes to interim condensed consolidated unaudited financial statements (continued)

	For the nine-month period ended September 30, 2023					For the nine-month period ended September 30, 2022
	Cement, concrete, mortar and precast	Construction supplies	Quicklime	Other	Total consolidated	Cement, concrete, mortar and precast	Construction supplies	Quicklime	Other	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	1,364,763	54,326	19,576	33	1,438,698	1,463,214	87,126	31,493	18	1,581,851
Gross profit (loss)	486,340	297	1,594	(419)	487,812	485,583	3,209	678	(562)	488,908
Administrative expenses	(167,835)	(2,061)	(931)	(328)	(171,155)	(163,171)	(2,004)	(905)	(319)	(166,399)
Selling and distribution expenses	(49,909)	(613)	(277)	(98)	(50,897)	(50,243)	(617)	(279)	(98)	(51,237)
Other operating income (expense), net	(8,811)	(6)	-	3	(8,814)	(2,057)	21	-	13	(2,023)
Finance income	4,195	3	-	56	4,254	2,385	19	-	21	2,425
Finance cost	(76,782)	-	-	(2)	(76,784)	(71,603)	(3)	-	(1)	(71,607)
Net profit (loss) gain on (settlement of) derivative financial instruments	19	-	-	-	19	(2)	-	-	-	(2)
Gain (loss) from exchange difference, net	5,699	-	29	(11)	5,717	(1,478)	9	(4)	(8)	(1,481)
Profit (loss) before income tax	192,916	(2,380)	415	(799)	190,152	199,414	634	(510)	(954)	198,584
Income tax expense	(57,941)	715	(125)	240	(57,111)	(60,933)	(194)	156	292	(60,679)
Profit (loss) for the year	134,975	(1,665)	290	(559)	133,041	138,481	440	(354)	(662)	137,905

	As of September 30, 2023					As of December 31, 2022
	Cement, concrete and precast	Construction supplies	Quicklime	Other	Consolidated	Cement, concrete and precast	Construction supplies	Quicklime	Other	Consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segment assets	3,260,838	46,869	64,696	31,356	3,403,759	3,086,104	38,353	70,327	32,210	3,226,994
Other assets (*)	-	-	-	274	274	86,630	-	-	537	87,167
Total assets	3,260,838	46,869	64,696	31,630	3,404,033	3,172,734	38,353	70,327	32,747	3,314,161
Operating liabilities	1,997,577	76,169	-	596	2,074,342	2,041,923	76,780	-	323	2,119,026
Capital expenditure (**)	256,947	-	-	-	256,947	190,126	-	-	-	190,126

(*)	As of September 30, 2023, corresponds to the financial instruments designated at fair value through other comprehensive income for S/274,000. As of December 31, 2022, corresponds to the financial instruments designated at fair value through other comprehensive income and to the fair value of derivative financial instruments (cross currency swap) for approximately S/274,000 and S/86,893,000, respectively. The fair value of hedge derivative financial instruments is allocated to the segment of cement, and the financial instruments designated at fair value through other comprehensive income and the fair value of the trading derivative financial instrument are presented as “Other”.

(**)	The capital expenditures amount to S/256,947,000 and S/190,126,000 as of September 30, 2023 and December 31, 2022, respectively corresponds to purchases of property, plant and equipments, intangible assets and other minor non-current assets.

Geographic information

As of September 30, 2023 and December 31, 2022, all non-current assets are located in Peru and all revenues are from Peruvian clients.

24

Notes to interim condensed consolidated unaudited financial statements (continued)

18.	Financial risk management, objectives and policies

The Group´s main financial assets include cash and short-term deposits (with maturity less than 360 days) and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI, cash flow hedges instruments and derivative financial instruments of trading. The Group’s main financial liabilities comprise trade payables and other payables, loans and borrowings, with short-term and long-term maturities. The main purpose of these financial liabilities is to finance the Group’s operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives.

The Management reviews and agrees policies for managing each of these risks as mentioned in the consolidated financial statements as of December 31, 2022.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

The Group hedged its exposure to fluctuations on the translation into soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts, see note 15.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

For the nine-month period ended September 30, 2023	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(495)
	+10	(991)
	-5	495
	-10	991

25

Notes to interim condensed consolidated unaudited financial statements (continued)

For the nine-month period ended September 30, 2022	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	9,334
	+10	18,667
	-5	(9,334)
	-10	(18,667)

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and debentures of long term. The Group generates positive cash flows by operating activities and has sources of financing sufficiently available according to its good credit record. Debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if necessary.

Risk management activities –

As a result of its activities, the Group is exposed to the foreign currency exchange rate risk, thereof the Company has acquired hedging financial instruments to cover this risk. Since November 2014, the Group has hedged its exposure to foreign currency from its corporate bonds (denominated in US dollars). During the nine-month period ended September 30, 2023, there was moderate volatility in the US dollar exchange rate with respect to the soles, whose effects were partially mitigated by the exchange rate hedge maintained by the Company.

As of December 31, 2022, except for the derivatives financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

As of September 30, 2023 derivatives financial instruments (cross currency swaps) were fully settled in relation with the payment of international bonds in dollars.

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